Announcement








                  Company Merrill Lynch International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 2:14 11 Feb 2003
                  Number 3367H






      FORM 38.5 (SUMMARY)

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Name of EMM Merrill Lynch International
      Date of disclosure 11 February 2003
      Date of dealing 10 February 2003
      Telephone number 020 7996 1038
      Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
      10 February 2003
      Safeway Plc - Common
      Morrison (W.M) Supermarkets - Common
      Oxford Glycosciences Plc - Common
      P & O Princess Cruises Plc - Ordinary
      AMENDMENT
      state which element(s) of previous disclosure was incorrect:
      In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.
      For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring
      Section of the Panel, Tel. No: 0171 638 0129

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inSafeway Plc
      Class of security Common
      Date of disclosure 11 February 2003
      Date of dealing 10 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Trackdean Investments Ltd Number of securities purchased 632,105
      Highest price paid* GBP3.17
      Lowest price paid* GBP3.10
      Number of securities sold 183,320
      Highest price paid* GBP3.16
      Lowest price paid* GBP3.14
      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inMorrison (W.M) Supermarkets
      Class of security Common
      Date of disclosure 11 February 2003
      Date of dealing 10 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Trackdean Investments Ltd Number of securities purchased 218,731
      Highest price paid* GBP1.67
      Lowest price paid* GBP1.65
      Number of securities sold 442,240
      Highest price paid* GBP1.69
      Lowest price paid* GBP1.66
      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing inOxford Glycosciences Plc
      Class of security Common
      Date of disclosure 11 February 2003
      Date of dealing 10 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group
      Number of securities purchased 49,344
      Highest price paid* GBP1.75
      Lowest price paid* GBP1.75
      Number of securities sold Nil
      Highest price paid*n/a
      Lowest Price Paid*n/a
      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in P & O Princess Cruises Plc
      Class of security Ordinary
      Date of disclosure 11 February 2003
      Date of dealing 10 February 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Carnival Corp
      Number of securities purchased 220,974
      Highest price paid* GBP3.86
      Lowest price paid* GBP3.79
      Number of securities sold 272,292
      Highest price paid* GBP3.87
      Lowest price paid* GBP3.77
      *Currency must be stated

END